TSMC Reports Third Quarter EPS of NT$5.30

Hsinchu, Taiwan, R.O.C., Oct. 15, 2020 – TSMC (TWSE: 2330, NYSE: TSM) today announced consolidated revenue of NT$356.43 billion, net income of NT$137.31 billion, and diluted earnings per share of NT$5.30 (US$0.90 per ADR unit) for the third quarter ended September 30, 2020.

Year-over-year, third quarter revenue increased 21.6% while net income and diluted EPS both increased 35.9%. Compared to second quarter 2020, third quarter results represented a 14.7% increase in revenue and a 13.6% increase in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, third quarter revenue was $12.14 billion, which increased 29.2% year-over-year and increased 16.9% from the previous quarter.

Gross margin for the quarter was 53.4%, operating margin was 42.1%, and net profit margin was 38.5%.

In the third quarter, shipments of 5-nanometer accounted for 8% of total wafer revenue; 7-nanometer and 16-nanometer accounted for 35% and 18% respectively. Advanced technologies, defined as 16-nanometer and more advanced technologies, accounted for 61% of total wafer revenue.

“Our third quarter business benefitted from the strong demand for our advanced technologies and specialty technology solutions, driven by 5G smartphones, HPC and IoT-related applications,” said Wendell Huang, VP and Chief Financial Officer of TSMC. “Moving into fourth quarter 2020, we expect our sequential growth to be supported by strong demand for our industry-leading 5-nanometer technology, driven by 5G smartphone launches and HPC-related applications.”

Based on the Company’s current business outlook, management expects the overall performance for fourth quarter 2020 to be as follows:

•Revenue is expected to be between US$12.4 billion and US$12.7 billion;

And, based on the exchange rate assumption of 1 US dollar to 28.75 NT dollars,

•Gross profit margin is expected to be between 51.5% and 53.5%;

•Operating profit margin is expected to be between 40.5% and 42.5%.

TSMC’s 2020 third quarter consolidated results:

(Unit: NT$ million, except for EPS)
	3Q20	3Q19	YoY	2Q20	QoQ
	Amount[a]	Amount	Inc. (Dec.) %	Amount	Inc. (Dec.) %
Net sales	356,426	293,045	21.6	310,699	14.7
Gross profit	190,494	139,412	36.6	164,623	15.7
Income from operations	150,048	107,887	39.1	131,094	14.5
Income before tax	155,124	112,336	38.1	136,399	13.7
Net income	137,310	101,070	35.9	120,822	13.6
EPS (NT$)	5.30[b]	3.90[b]	35.9	4.66[b]	13.6
a: 3Q2020 figures have not been approved by Board of Directors
b: Based on 25,930 million weighted average outstanding shares

About TSMC

TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s largest dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 272 distinct process technologies, and manufactured 10,761 products for 499 customers in 2019 by providing broadest range of advanced, specialty and advanced packaging technology services. TSMC is the first foundry to provide 5-nanometer production capabilities, the most advanced semiconductor process technology available in the world. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

#      #      #

TSMC Spokesperson:	Media Contacts:

Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su Public Relations Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Michael Kramer Public Relations Tel: 886-3-563-6688 ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com